May 14, 2025

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Renatus Tactical Acquisition Corp I Registration Statement on Form S-1, as amended (File No. 333- 285842)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Clear Street LLC, as the underwriter, hereby joins Renatus Tactical Acquisition Corp I in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333- 285842) (the “Registration Statement”) to become effective on May 14, 2025, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CLEAR STREET LLC

By:	/s/ Ryan Gerety
	Name:	Ryan Gerety
	Title:	Managing Director

cc:	Patrick H. Shannon, Latham & Watkins LLP R. Charles Cassidy III, Latham & Watkins LLP

Renatus Tactical Acquisition Corp I – Underwriter’s Acceleration Request Letter